Mail Stop 0306


April 18, 2005



Via Facsimile and U.S. Mail

Dorrance W. Lamb
Chief Financial Officer
Performance Technologies, Inc.
205 Indigo Creek Drive
Rochester, NY  14626


	Re:	Performance Technologies, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
			Filed March 16, 2005
		File No. 0-27460

Dear Mr. Lamb:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2004

Item 6 - Selected Financial Data

1. We note that you present a non-GAAP financial measure.
However,
it does not appear that your measure complies with the requirements of Item 10(e) of Regulation S-K. Please respond to the following:

a) We note your measure excludes restructuring charges, which have occurred in each of the last three years and will generally require cash settlement. We also note your measure excludes in-process research and development charges, which occurred in both 2002 and 2004. Finally, we note your measure excludes class action lawsuit settlement costs, which required cash settlement. Explain how you concluded that your presentation is appropriate in light of Item 10(e)(1)(ii)(A) and 10(e)(1)(ii)(B) of Regulation S-K.

b) In order to assist the reader in understanding your non-GAAP financial measure, revise future filings to provide a clear reconciliation of the non-GAAP financial measure to the most directly comparable measure calculated in accordance with GAAP.

c) Revise your disclosures in future filings to explain in greater detail the reasons why management believes the presentation of this non-GAAP financial measure provides useful information to investors regarding your financial condition and the results of your operations. You should discuss each of the following, based on the guidance in question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003:

* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

* the economic substance behind management`s decision to use such a measure;

* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors

d) Please note the disclosures discussed in items (b) and (c) above should also be included in your future filings on Form 8-K where you present non-GAAP financial information.

Revise future filings as appropriate to address our comments.
Supplementally provide us with your proposed revised disclosures.

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Contractual Obligations

2. We note your disclosure of contractual obligations. Please revise your disclosure in future filings to provide the tabular presentation of contractual obligations as required by Item 303(a)(5) of Regulation S-K.

Item 8 - Financial Statements and Supplementary Data

Note A - Nature of Business and Summary of Significant Accounting
Policies

Revenue Recognition

3. We note your disclosures of your revenue recognition policies here and in your "Critical Accounting Estimates and Assumptions." We have the following comments:

a) It appears that you have multiple element arrangements. Supplementally tell us your accounting policies as they relate to recognizing revenue on these multiple element arrangements. If you account for any delivered items as a separate unit of accounting, explain how you concluded that there is objective and reliable evidence of the fair value.

b) It appears that some of your sales include software embedded in hardware devices. Supplementally tell us and revise future filings to discuss your revenue recognition policies as it relates to these arrangements. Cite the authoritative literature upon which you based your accounting.

c) We note a portion of your sales are to distributors. Tell us about any special rights these or any other customers may have, including, but not limited to, product return rights, price protection, volume pricing, or product upgrades. Revise future filings to discuss these and any other post-shipment obligations in any of your arrangements and the impact they have on your revenue recognition.

d) We note that you have deferred revenue. Supplementally, and in future filings, describe the arrangements which lead to the deferred revenue, and explain how the deferred revenue amounts will be relieved.

Note B - Acquisitions

4. With respect to your acquisition of the assets and certain liabilities of Mapletree Networks on January 23, 2004, revise future filings to show the allocation of the purchase price to the assets and liabilities of Mapletree.

5. You state that you acquired certain software development costs. Supplementally tell us how much, if any, was allocated to the software development asset in connection with this acquisition. Also tell us how you determined the amount to be recorded. Revise future filings to address our comment.

6. We note your disclosure that "the products acquired in this acquisition broaden the Company`s product offering to its customers."
Supplementally tell us how you concluded that no amounts should be allocated to any identifiable intangible assets such as completed technology.

7. We note that subsequent to the initial purchase price allocation, approximately $1.7 million of the purchase price was returned to you.
Supplementally tell us and revise future filings to disclose how you reflected the amount in your financial statements. If the amount was not recorded as a reduction to the original amount of goodwill recorded, please explain why and support your accounting with reference to appropriate accounting guidance.

8. Supplementally explain your reasons for not including summary pro forma information as required by paragraph 54 of SFAS 141 or confirm that you will revise future filings, as appropriate, to include the information.

Note N - Income Taxes

9. We note from your rate reconciliation that you have tax credits and foreign sales exemptions. Revise future filings to briefly describe the transactions that give rise to your tax credits and foreign sales exemptions. Disclose when the credits and exemptions expire.

Note T - Product Revenue

10. We note that you have operations outside the United States.
Please revise future filings to disclose revenues and long-lived assets by geographic area. Refer to paragraph 38 of SFAS 131.


* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Kevin Vaughn, Staff Accountant, at (202) 824-5387 or me at (202) 942-1984 if you have questions regarding these comments.


					Sincerely,


					Martin F. James
					Senior Assistant Chief Accountant


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Dorrance W. Lamb
Performance Technologies, Inc.
April 18, 2005
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